Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 13, 2011

VIA EDGAR TRANSMISSION

Mr. Edward Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-86348
Investment Company Act Registration No: 811-21079
Hatteras Alpha Hedged Strategies Fund (S000005161)

Dear Mr. Bartz:

This correspondence is being filed in response to your oral comments and suggestions of April 8, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 32 to its registration statement.  PEA No. 32 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on February 25, 2011, for the purpose of making certain material changes to the Hatteras Alpha Hedged Strategies Fund’s (the “Fund”) Prospectus, as described in the Trust's definitive proxy statement filed on January 20, 2011, as well as for the purpose of adding a new share class, Class A, for the Fund.

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Front Cover

1.	Staff Comment: It is the Staff’s position that the front cover of the Fund’s prospectus contains information disallowed by Form N-1A. Accordingly, please remove:
a.	the disclosure below the logo that reads, “Multiple Hedge Fund Managers • Multiple Hedge Fund Strategies • Mutual Fund StructureSM”;
b.
the information below the Fund’s name identifying “Hatteras Alternative Mutual Funds, LLC” as the Fund’s investment advisor, as well as the sentence that reads, “The Asset Allocator’s Solution for Alternative Investments”; and

c.	the website and telephone number.

Response:  The Trust responds by directing the Staff to the instruction to Item 1(a) of Form N-1A which states that (italics added) “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) further states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or SAI that is not otherwise required. . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

It is the Trust’s position that the additional information referenced in the Staff’s comment is appropriate pursuant to Form N-1A, subject to the requirements of General Instruction C.3(b).  In compliance with General Instruction C.3(b), the additional information is contained on the front cover, which is governed by Item 1 of Form N-1A, not Items 2 through 8.  The Trust also believes that the additional information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  Accordingly, the Trust respectfully declines to make the requested change.

 Summary Section

2.	Staff Comment: If the Fund plans to utilize the Summary Prospectus, please provide the legend required by Rule 498(b)(1)(v).

Response:  The Trust responds by stating that the Fund does intend to utilize a summary prospectus, so a 497K filing will be made for the Fund on or prior to the date of first use.  The form of legend disclosure the Trust will use for the summary prospectus is as follows:

“Before you invest, you may want to review the Fund’s statutory prospectus and statement of additional information, which contain more information about the Fund and its risks.  The current statutory prospectus and statement of additional information dated April 30, 2011, are incorporated by reference into this Summary Prospectus.  You can find the Fund’s prospectus and other information about the Fund online at http://www.hatterasmutualfunds.com/literature.lasso.  You can also get this information at no cost by calling 1-877-569-2382 or by sending an email request to subscriptions@hatterasfunds.com.”

3.	Staff Comment: In the “Fees and Expenses of the Fund” section, please remove the parenthetical to “Other Expenses” as the sub-captions adequately identify each component of “Other Expenses.”

Response:  The Trust responds by removing the parenthetical.

4.	Staff Comment: In the “Fees and Expenses of the Fund” section, please delete footnote (1).

Response:  The Trust responds deleting footnote (1) as requested.

5.
Staff Comment: With respect to the “Principal Risks of Investing in the Fund” section, please add “illiquid securities risk.”  Additionally, with respect to “Derivative Securities Risk,” the Staff refers the Trust to the July 30, 2010, letter issued to the Investment Company Institute which expresses the Staff’s request that Funds disclose the specific types of derivatives to be used and the purpose of such use, as well as the attendant risks.

Response:  The Trust responds by adding the following risk to the Fund’s “Principal Investment Risks” section:

“Illiquid Securities Risk:  Illiquid securities involve the risk that the securities will not be able to be sold at the time or prices desired by the Fund or the Underlying Investments. Illiquid securities are not readily marketable and may include some restricted securities that may be resold to qualified institutional buyers in private transactions but otherwise would not have a regular secondary trading market.”

The Trust also responds by adding the following disclosure to the Fund’s “Principal Investment Strategies” section:

“Derivative instruments in which the Fund may invest include options, futures and swaps.  The Fund, indirectly through its investment in the Underlying Investments, invests in these types of instruments to both reduce risk through hedging, or to take market risk.”

6.
Staff Comment:  With respect to the “Principal Risks of Investing in the Fund” section, please revise as necessary to provide a shorter and more summarized version of the Fund’s principal investment risks.  If you feel that the current risk disclosure is necessary as is, please indicate so in your response.

Response:  The Trust responds by stating that, due to the unique structure of the Fund and the nature of its investments, it believes that the current length of the Fund’s “Principal Investment Risks of Investing in the Fund” section is necessary to accurately describe to shareholders the specific risks associated with an investment in the Fund.  Accordingly, the Trust respectfully declines to make the requested revision.

7.	Staff Comment: With respect to the “Principal Investment Strategies” section:

a)
Please revise the first sentence of the fifth paragraph to clarify that the Fund invests in “foreign securities, depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements” through its investment in the Underlying Investments.

b)	Please revise the first sentence of the fifth paragraph, if applicable, to clarify that the Fund may also invest in developing countries as is suggested by the “Foreign Securities Risk.”
c)
Overall, please revise as necessary to provide a shorter and more summarized version of the Fund’s principal investment strategies.  If you feel that the current disclosure is necessary as is, please indicate so in your response.

Response:  The Trust responds by revising the Fund’s “Principal Investment Strategies” section, with conforming revisions to the Item 9 disclosure, as follows:

“As a mutual fund of funds, the Fund pursues its investment objective by investing primarily in other affiliated mutual funds (“Underlying Funds”) as well as other non-affiliated investment companies primarily including exchange-traded funds (“ETFs”) (collectively, the “Underlying Investments”).  The Fund invests its assets with a weighting in one or more of the Underlying Investments consistent with its objective of achieving consistent returns with low correlation to traditional financial market indices such as the S&P 500® Index, while maintaining a high correlation to the HFRI Fund of Funds Composite Index.

The Fund is classified as non-diversified.  A non-diversified investment company may invest in the securities of fewer issuers than diversified portfolio funds at any one time.  However, through its investments in multiple Underlying Investments, the Fund is expected to indirectly own a diversified portfolio.  The Fund’s strategy to achieve its objective is to primarily invest, indirectly through its investment in one or more of the Underlying Investments, its assets in publicly traded securities that afford strategic and tactical opportunities to employ hedged strategies.

Other than assets temporarily invested for defensive purposes, the Fund’s assets will be invested in one or more of the Underlying Investments and not directly in equity, debt or derivative securities.  The investment policies and restrictions with regard to investments and the associated risks set forth below and throughout this prospectus are those of the Underlying Investments and are applicable to the Fund as a result of the Fund’s investment in the Underlying Investments.  The Fund’s performance and ability to achieve its objective relies on that of the Underlying Investments in which it invests.

The Fund has no policy with respect to the capitalization of issuers in which it may invest and thus may invest in securities of all market capitalizations (small, mid and large capitalization companies).  These securities may include common and preferred stock, and other debt instruments including convertible debt, options and futures, as well as privately negotiated options.  The Fund is not limited by maturity, duration or credit quality when investing in debt instruments.

The Fund, through its investment in the Underlying Investments, may invest in foreign securities (including those from developing countries), depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements.  Derivative instruments in which the Fund may invest include options, futures and swaps.  The Fund, indirectly through its investment in the Underlying Investments, invests in these types of instruments to both reduce risk through hedging, or to take market risk.  ~~In connection with certain hedged strategies pursued by the Underlying Investments, their investments may be in foreign securities.~~  Through its investment in the Underlying Investments, ~~T~~the Fund may invest a substantial portion of its assets in securities that are not publicly traded, but that are eligible for purchase and sale by certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, as well as other restricted securities.  While the Fund may invest a substantial portion of its assets in restricted securities, it may not invest more than 15% of its net assets in illiquid securities.  The Underlying Investments may also invest up to 100% of their assets in shares of other investment companies that invest in the types of securities mentioned above, including shares of ETFs.

Hatteras Alternative Mutual Funds, LLC (the “Advisor”) seeks to utilize multiple Underlying Investments, rather than a single portfolio, that employ various investment strategies whose performance is not correlated with major financial market indices.  ~~Each Underlying Fund is an affiliated registered investment company that is not publicly offered.~~  The Advisor believes that the use of such Underlying ~~Funds~~ Investments may mitigate losses in generally declining markets because the Fund will be invested in multiple Underlying Investments ~~Funds each managed by one or more sub-advisors~~ utilizing non-correlated strategies.  However, there can be no assurance that losses will be avoided.  Investment strategies that have historically been non-correlated or demonstrated low correlations to one another or to major world financial market indices may become correlated at certain times, such as during a liquidity crisis in global financial markets.  During such periods, certain hedging strategies may cease to function as anticipated.  Brief descriptions of the major absolute return strategies to be employed by the Underlying Investments are included in the list below.

•	Long/Short Equity - This strategy employs long and short trading in common stock and preferred stock of U.S. and foreign issuers and attempts to achieve capital appreciation.

•
Market Neutral Equity - This strategy is designed to exploit equity market inefficiencies, which involves being simultaneously invested in long and short matched equity portfolios generally of the same size, usually in the same market and attempts to achieve capital appreciation.

•
Relative Value - This strategy is designed to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities and attempts to achieve current income, capital preservation and capital appreciation.

•	Event Driven - This strategy is designed to invest in securities whose prices are or will be impacted by a corporate event and attempts to achieve capital appreciation.”

The Trust also responds by stating that it has attempted to revise the Fund’s investment strategies so that they are presented in a more concise manner.  However, due to the unique structure of the Fund, it believes that the length of the Fund’s “Principal Investment Strategies” section as presented above is necessary to accurately describe to shareholders how the Fund seeks to achieve its investment objective.

8.	Staff Comment: With respect to the “Purchase and Sale of Fund Shares” section, please remove the last paragraph.

Response:  The Trust responds by removing the paragraph as requested.

9.	With respect to the “Tax Information” section, please revise to include disclosure stating that distributions from tax-deferred arrangements may be taxed upon their withdrawal at a later date.

Response:  The Trust responds by revising the disclosure as follows:

“The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement that does not use borrowed funds, such as a 401(k) plan or an individual retirement account (“IRA”).  Distributions on investments made through tax deferred arrangements may be taxed later upon withdrawal of assets from those accounts.”

Investment Objective, Principal Investment Strategies, Policies and Related Risks

10.	Staff Comment: With respect to the “Investment Objectives” section, please revise to include the amount of notice that the Fund will provide in the event that its investment objective is changed.

Response:  The Trust responds by revising the Fund’s “Investment Objectives” section to state that 60 days’ notice will be provided in the event its investment objective is changed.

11.	Staff Comment: With respect to the “Investment Strategies of the Underlying Funds” section, please revise to clarify that the strategies identified are each a separate series of a separate registrant.

Response:  The Trust responds by revising the Fund’s disclosure as follows:

“Investment Strategies of the Underlying Funds
Hatteras Alternative Mutual Funds, LLC is Advisor to the Fund, as well as to the Underlying Funds.  The following Underlying Funds may be utilized by the Fund:

Long/Short Equity Underlying Fund
This Underlying Fund’s strategy employs long and short trading in common stock, and preferred stock of U.S. and foreign issuers.  This strategy attempts to achieve capital appreciation.

Market Neutral Equity Underlying Fund
This Underlying Fund’s strategy is designed to exploit equity market inefficiencies, which involves being simultaneously invested in long and short matched equity portfolios generally of the same size, usually in the same market.  This strategy attempts to achieve capital appreciation.

Relative Value Underlying Fund
This Underlying Fund’s strategy is designed to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities~~.~~, and ~~This strategy~~ attempts to achieve current income, capital preservation and capital appreciation.

Event Driven Underlying Fund
This Underlying Fund’s strategy is designed to invest in securities whose prices are or will be impacted by a corporate event.  This strategy attempts to achieve capital appreciation.”

12.
Staff Comment:  With respect to the “Additional Investment Risks” section, it is the Staff’s opinion that “Shares of Other Investment Companies Risks” is appropriate for inclusion in the Fund’s summary section.  Accordingly, please move the risk disclosure to the Fund’s summary section.

Response:  The Trust responds by making the requested revision.

Portfolio Managers

13.
Staff Comment:  Please revise Michael P. Hennen’s disclosure to specifically identify his experience during the prior five years.  As currently disclosed, there is no indication of the dates associated with Mr. Hennen’s role at each prior employer.

Response:  The Trust responds by revising the “Portfolio Manager” section as follows:

“Mr. Michael P. Hennen, CFA serves as a voting member of the Investment Committee for the Funds and is responsible for the oversight of the investment process and sub-advisor due diligence and selection.  Prior to joining Hatteras in April of 2009, Mr. Hennen was a Vice President at Morgan Stanley in the Graystone Research Group, an alternative investments advisory group within Morgan Stanley, where he was on the Investment Committee and led the sourcing, evaluation, execution, and monitoring of alternative investments across a variety of strategies.  Before joining Morgan Stanley in 2000, Mr. Hennen was an Analyst at Morningstar in Chicago.  Mr. Hennen received his Bachelor of Business Administration degree in Finance from Western Michigan University.  Mr. Hennen has also earned his designation as a Chartered Financial Analyst (CFA).”

Wire Redemptions

14.	Staff Comment: The Staff notes that the Fund charges a $15 fee for redemptions via wire transfer. Please revise the “Fees and Expenses of the Fund” section to include this charge.

Response:  The Trust responds by stating that this fee is only applicable in those instances where a shareholder redeems shares via wire.  Since this is not a uniform charge for all redemptions of Fund shares, the Trust does not consider it appropriate to disclose this fee in the “Fees and Expenses of the Fund” section.  Accordingly, the Trust respectfully declines to make the requested revision.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields

J. Michael Fields
Secretary
Hatteras Alternative Mutual Funds Trust